

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

Via Facsimile
Mr. Mark T. Brown
Galileo Petroleum Ltd.
625 Howe Street, Suite 750
Vancouver, British Columbia
Canada, V6C 2T6

>   **Re: Galileo Petroleum Ltd.**
>   **Form 20-F for Fiscal Year ended June 30, 2012**
>   **Filed December 14, 2012**
>   **File No. 0-51352**

Dear Mr. Brown:

   We issued comments on the above captioned filing on March 4, 2013. On July 26, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

   As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

   You may contact Tracie Towner at (202) 551-3744, or me at (202) 551-3686, if you have any questions.

>   Sincerely,
>
>   /s/ Karl Hiller
>
>   Karl Hiller
>   Branch Chief